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                                                                EXHIBIT 99(a)(5)

Dear j2 Global Employees:

Further to Richard's message earlier today, please find attached detailed information regarding our Stock Option Exchange Program. Read the information provided and, as Richard advised in his message, consider your decision carefully.

Your Election form, if you wish to participate in this program, must be received by me by 5 P.M. Pacific Time on June 18, 2001. See instructions on the Election form. If you have questions after reading the Offer to Exchange and the Election Concerning Exchange of Stock Options, please contact me by email at pbrunton@j2.com or by telephone at (323) 860-9252.

*Offer to Exchange - Word version

*Election form - Word version

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